(English Translation of the Japanese News Release)
January 15, 2010

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Further inquiries:	Yukihiro Saito
General Manager of Investor Relations Department
(Tel: 03 – 3572 -5111)

Shiseido Offers to Acquire Bare Escentuals, Inc.

Shiseido Co., Ltd. (hereinafter “Shiseido”) today announced that it has entered into a definitive agreement with Bare Escentuals, Inc. (headquarters: California, USA; hereinafter “Bare Escentuals”), a mineral-based cosmetics company in the United States listed on the NASDAQ stock exchange, pursuant to which Shiseido will offer to acquire Bare Escentuals through an all cash tender offer by a subsidiary of Shiseido (“Tender Offer”) and a subsequent second-step merger with cash paid as consideration (collectively “Transaction”).

Based on the aforementioned agreement, Shiseido will offer to acquire all of Bare Escentuals’s issued common shares for a total amount of $1.7 billion ($18.2 per share) through the Tender Offer.  Shares not tendered in the Tender Offer will be acquired for the same per share consideration pursuant to the merger.

After the transaction is completed, Bare Escentuals will continue operations in California, USA as a consolidated subsidiary of Shiseido. This transaction has been  approved by the Boards of Directors of both Shiseido and Bare Escentuals. The closing of the Tender Offer however is subject to customary regulatory approvals and certain closing conditions.

1. Objectives of the Bare Escentuals Acquisition
(1) Background to the Transaction
In order to become a “Global Player Representing Asia with its origins in Japan”, Shiseido has focused its management strategy around enhancing its growth potentials in markets around the world, with a goal to exceed 1 trillion yen in sales and to derive more than 50% in its sales from overseas, as well as to achieve an operating profit margin and a ROE of at least 12% and 15%, respectively, by 2017.  Under our Three-Year Plan implemented in fiscal 2008 in which Shiseido aims to improve the quality of our activities across the board, Shiseido has been working towards achieving an optimal allocation of management resources in its global operations, striving to accelerate our company’s globalization and improving our focus.  In addition to the innovation of global brands, we have further promoted our growth in the global market by actively investing in growing markets such as China and entry into new markets.

(2) Bare Escentuals Overview
Bare Escentuals is one of the leading prestige cosmetics companies in the United States and an innovator in mineral-based cosmetics, with a 67% share (Shiseido survey) of mineral foundation products sold in the United States.  With “bareMinerals” as its core brand in the mineral foundation category, Bare Escentuals has built a new business model that actively utilizes direct marketing channels such as television shopping and at the same time aims to secure customers through promoting its products in department stores and company-owned boutiques.  Bare Escentuals has grown into a company with over 50 billion yen in annual sales.  In Japan, since the establishment of Bare Escentuals K. K., its consolidated subsidiary in 2007, Bare Escentuals has focused on sales channels such as television shopping and has been gaining in popularity.

(3) Significance of this Acquisition
1) Attaining a new brand value
This transaction allows us to acquire a brand that meets the diversified needs of customers. While Bare Escentuals has earned strong customer support as a pioneer in mineral-based cosmetics in the United States and gained significant share of the mineral foundation market, Shiseido has mega lines and relationship-building brands/lines as its two domestic pillars and has been strengthening its brand strategy overseas with the global “SHISEIDO” brand as well as other core brands including the designer perfume brands distributed through Beauté Prestige International (BPI), its French subsidiary.  Through the formation of a partnership between Bare Escentuals and Shiseido, Shiseido aims to build a competitive brand portfolio that is more responsive to a wide range of customer needs.

2) A strong complementary relationship for distribution, sales, and research and development
We expect to use this transaction to build a strong complementary relationship in distribution and sales. While Bare Escentuals has built a new business model that actively utilizes direct marketing channels such as television shopping and at the same time aims to secure customers through department stores and company-owned boutiques, Shiseido has built the largest prestige cosmetics sales network in Japan, including specialty stores and department stores, and is also expanding sales channels in the Chinese market. Through the integration of the two companies, we will be able to expand our interface with a wide range of customers and also improve the productivity of our distribution and sales infrastructure.  Further, by utilizing Shiseido’s research and development capabilities with a focus on skin care and conducting collaborative product development between the two companies, it will become possible to further enhance Bare Escentuals products.

3) Strengthening our operations bases in the North American regions
We expect to use this transaction to strengthen our operations bases in North America, where Bare Escentuals has a strong market presence. The transaction will make it possible for us to expand our North American sales comparable to those in the European region. Through the Acquisition, we will also be able to add a North America-based global brand to our existing brand portfolio, which includes “SHISEIDO” based in Asia and the designer perfume brands distributed through Beauté Prestige International (BPI) in Europe.  As a result, having exposure to Asia including China as a growth engine, we aim to become a true global player representing Asia by leveraging our multi global brands and increasing a presence in Europe and the United States

2. Outline of the Acquisition
(1)  Offeror of the Tender Offer
Blush Acquisition Corporation
Shiseido has established a subsidiary Blush Acquisition Corporation (“BAC”) in the United States as an acquisition vehicle.  After completion of the Tender Offer, BAC will be merged into Bare Escentuals, which will subsequently become a consolidated subsidiary of Shiseido.
(2) Target of the Tender Offer
Bare Escentuals, Inc.
(3) Type of Shares to be Acquired in the Tender Offer
Common shares
(4) Tender Offer Price
$18.2 per share
We determined this offer price after carefully performing analyses and considering assets, operations and forecasts of Bare Escentuals, and conducting public companies analysis, comparable transactions analysis and discounted cash flow analysis, etc.
(5) Funds required for the Tender Offer
Approximately $ 1.7 billion (estimated amount)
The amount stated is the total consideration required to purchase all outstanding shares and to cash out certain stock options and other securities. The acquisition will be financed by internal funds and bank loans. We plan to explore a wide range of options to raise appropriate permanent financing which will be mainly through debt, taking into account our business conditions, financial position and the market trends. The closing of the Tender Offer will not be contingent on the completion of financing.
(6) Tender Offer Period
The Tender Offer is scheduled to commence within 10 business days following the date of the definitive agreement with Bare Escentuals (January 14, 2010 US time) and to remain open for 30 business days.
Subject to the terms of the agreement, the Tender Offer period may be extended in the event that the conditions to the Tender Offer are not satisfied.

(7)	Minimum Number of Shares to be Purchased
BAC will purchase the tendered shares if more than 50% of Bare Escentuals’s outstanding shares on a fully-diluted basis are tendered into the Tender Offer
(8)	Changes in the percentage of Bare Escentuals shares held as a result of this Tender Offer
Percentage of shares held prior to this Tender Offer: 0%
Percentage of shares held after this Tender Offer: 100% (in the event that all of Bare Escentuals’s shares are tendered into the Tender Offer)

3. Bare Escentuals Overview
(1)	Corporate name:	Bare Escentuals,Inc.
(2)	Business description:	Production and sales of cosmetics
(3)	Year of establishment:	1976
(4)	Year of incorporation:	2004
(5)	Location:	California, USA
(6)	Name and title of representative:	Leslie A. Blodgett, CEO and Director
(7)	Paid-in Capital:	$ 92,000 (as of September 30, 2009)
(8)	Major Shareholders and Ownership (Based on Number of Shares Outstanding)(as of September 30, 2009)

Berkshire Partners LLC	15.6%	(14,350,423 shares)
Capital Research Global Investors	11.0%	(10,081,146 shares)
Leslie A. Blodgett	6.1%	(5,600,991 shares)

(9)	Number of Shares Outstanding:	92,019,902 common shares (as of September 30, 2009)
(10)	Relationship with Shiseido:
Shiseido and Bare Escentuals do not have any capital, personal or transactional relationships that are required to be disclosed
(11)	Fiscal Year End:	End of December
(12)	Number of Employees :	2,779 (as of December 28, 2008)
(13)	Performance in Recent Fiscal Years:

			($ in thousands)
Fiscal Year	2006	2007	2008
Net Sales	394,525	511,000	556,165
Operating Income	138,797	168,989	175,225
Net Income	50,198	88,068	97,961
Total Assets	155,835	223,905	299,781
Stockholders’ Equity (deficit)	(228,522)	(104,487)	(308)

4.    Prospects for the Future
While we expect to recognize some transaction costs related to the Tender Offer in the fiscal year ending March 2010, the impact of such costs on Shiseido’s consolidated performance will not be material.
If the Tender Offer is completed by the end of April 2010, the financial impact of the consolidation of Bare Escentuals on Shiseido will be incorporated into our earnings forecast for the fiscal year ending March 2011, which is scheduled to be disclosed in the fiscal earnings announcement for the fiscal year ending March 2010, to be made in late April 2010 (the “Fiscal 2010 Earnings Announcement”).  The consummation of the Tender Offer and the subsequent financing will also affect Shiseido’s consolidated assets and liabilities, and if the Tender Offer closes by the end of March 2010, such information will also be disclosed in the Fiscal 2010 Earnings Announcement.

(End of News Release)

BAC has not commenced the tender offer to which this communication relates.  Stockholders of Bare Escentuals are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information.  Stockholders of Bare Escentuals may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or at  the  Shiseido website at http://www.shiseido.co.jp/e/ir/ir_news/index.htm.